UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41066

Sono Group N.V.

(Registrant’s name)

Waldmeisterstrasse 93

80935 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Reverse Share Split

As previously disclosed, the shareholders of Sono Group N.V. approved a reverse share split (the “Reverse Share Split”) of the Company’s ordinary shares, nominal value of €0.06 (the “Ordinary Shares”), and the Company’s high voting shares, nominal value of €1.50 (the “High Voting Shares”). On December 23, 2024, Sono Group N.V. (the “Company”) amended its articles of association (the “Amended Articles”) to implement the Reverse Share Split at a ratio of 1-for-75 (the “Reverse Split Ratio”), resulting in every 75 Ordinary Shares issued and outstanding immediately prior to the Reverse Share Split being converted into one Ordinary Shares and every 75 High Voting Shares issued and outstanding immediately prior to the Reverse Share Split being converted into one High Voting Share. A copy of the Amended Articles is attached hereto as Exhibit 3.1 and incorporated herein by reference.

The Reverse Share Split became effective under Dutch corporate law as of the date of the Amended Articles; however, the Reverse Share Split will not be reflected in quotations on the OTCQB until processed by the Financial Industry Regulatory Authority (“FINRA”). The Company is continuing to engage with FINRA in order to process the Reverse Share Split as soon as possible. In addition, on the effective date of the Reverse Share Split the Ordinary Shares will trade under a new CUSIP number. No fractional shares will be issued in connection with the Reverse Share Split; all fractional shares will be rounded up. Shareholders with shares held in certificate form will be able to exchange share certificates by contacting the Company’s transfer agent, Equiniti Trust Company, LLC. Shareholders that hold shares in book-entry form or in brokerage accounts are not required to take any action and will see the impact of the Reverse Share Split reflected in their accounts.

Securities Purchase Agreement, Debenture and Call Option Agreement

On December 30, 2024, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with YA II PN, Ltd. (“Yorkville”), pursuant to which the Company agreed to sell and issue to Yorkville a new convertible debenture (the “Debenture”) in the aggregate principal amount of $5 million, which is convertible into Ordinary Shares as described below. The issuance and sale of the Debenture is subject to certain conditions and limitations, including the Company’s receipt of notice from Nasdaq that the Company has met all the applicable requirements for listing of the Ordinary Shares on the Nasdaq Capital Market.

The Debenture, when issued, will mature on the one-year anniversary of the issuance date of the Debenture. Further, interest will accrue on the outstanding principal balance of the Debenture at an annual rate of 12%, which will increase to an annual rate of 18% upon an Event of Default (as defined in the Debenture) for so long as such Event of Default remains uncured. Yorkville will have the right to convert the Debenture into Ordinary Shares at the lower of (i) a price per Ordinary Share equal to $0.25 or (ii) 85% of the lowest daily volume weighted average price of the Ordinary Shares during the seven consecutive trading days immediately preceding the conversion date or other date of determination (the “Variable Conversion Date”); provided that the Variable Conversion Date may not be lower than the Floor Price (as defined in the Debenture) then in effect and the nominal value of one Ordinary Share.

In connection with the transactions contemplated by the Securities Purchase Agreement, Yorkville and SVSE LLC (“SVSE”), whose sole member is George O’Leary, will enter into a call option agreement (the “Call Option Agreement”) before the issuance of the Debenture. Pursuant to the Call Option Agreement, SVSE will agree to provide Yorkville with a call option (the “Call Option”) to purchase all of the Ordinary Shares and High Voting Shares held by SVSE at a price of $0.1125 per Ordinary Share and $1.875 per High Voting Share (post Reverse Share Split). The Call Option will expire at 5:00 p.m. Eastern time on the four-year anniversary of the date of the Call Option Agreement (the “Expiration Time”), and may be exercised prior to the Expiration Time on multiple occasions with respect to a portion of the Ordinary Shares and High Voting Shares held by SVSE. Under the terms of the Call Option Agreement, Yorkville may not exercise the Call Option if, after giving effect to such exercise, Yorkville and any of its affiliates would beneficially own more than 4.99% of (i) the number of High Voting Shares outstanding, (ii) the number of Ordinary Shares outstanding, or (iii) the voting power of the total capital of the Company (including due to the voting rights of the High Voting Shares). Such ownership limitations may be waived by Yorkville upon not less than 65 days prior notice to the Company.

The foregoing description of the Securities Purchase Agreement, form of Debenture and Call Option Agreement does not purport to be complete and is qualified in its entirety by the terms of the Securities Purchase Agreement, form of Debenture and Call Option Agreement, which are attached hereto as Exhibits 10.1, 4.1 and 4.2, respectively, and are incorporated herein by reference.

Exchange Agreement

On December 30, 2024, the Company entered into an exchange agreement (the “Exchange Agreement”) with Yorkville, pursuant to which the Company agreed, subject to the satisfactions of certain conditions precedent, to issue 1,242 shares of preferred stock of the Company, each with a nominal value of €300 (the “Preferred Shares”), to Yorkville solely in exchange for the surrender and cancellation of all of the debentures held by Yorkville, including the Debenture to be issued as described above.

Each Preferred Share is convertible into 30,000 Ordinary Shares. In connection with the conversion of each Preferred Share, the effective conversion price (the “Effective Conversion Price”) per share shall be equal to 85% of the lowest daily volume weighted average price of the Ordinary Shares during the 10 trading days immediately preceding the date of the notice of conversion, subject to a floor price equal to 20% of the closing price of the Ordinary Shares immediately prior to the date of the Exchange Agreement. Upon the conversion of each Preferred Share, Yorkville is required to surrender such Preferred Share and Yorkville will automatically sell and transfer to the Company for no consideration (the “Repurchase”) additional Preferred Shares such that the total number of Preferred Shares surrendered and subject to the Repurchase will be equal to (a) the total number of Ordinary Shares issuable upon such conversion, multiplied by (b) the Effective Conversion Price, divided by (c) 30,000. Under the terms of the Exchange Agreement, Yorkville may not convert Preferred Shares if, after giving effect to such conversion, Yorkville and any of its affiliates would beneficially own more than 4.99% of the number or voting power of the Ordinary Shares outstanding immediately after giving effect to such conversion. Such ownership limitations may be waived by Yorkville upon not less than 65 days prior notice to the Company.

The closing of the transactions contemplated by the Exchange Agreement are subject to certain conditions precedent, including the Company’s receipt of notice from Nasdaq that the Company has met all the applicable requirements for listing of the Ordinary Shares on the Nasdaq Capital Market.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by the terms of the Exchange Agreement, which is attached hereto as Exhibit 10.2, respectively, and is incorporated herein by reference.

Appointment of Chief Financial Officer

The Company’s management board and supervisory board have approved the appointment of Mr. Scott Calhoun, the Company’s current active Controller, to serve as the Company’s Chief Financial Officer. George O’Leary will continue to serve as the Company’s Managing Director and Chief Executive Officer.

Pro Forma Financial Statements

The Company has issued an unaudited pro forma condensed consolidated balance sheet and statement of income as of the nine-months ended September 30, 2024 (the “Pro Forma Financial Information”), which give effect to the transactions contemplated by the Securities Purchase Agreement and the Exchange Agreement. The Pro Forma Financial Information, which is attached hereto as Exhibit 99.1, is being furnished in connection with the Company’s planned uplisting to Nasdaq.

Incorporation By Reference

The information in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-261241), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit	Description of Exhibit

3.1	Deed of partial amendment of the articles of association (Reverse Share Split and Capital Reduction)

4.1	Form of Secured Convertible Debenture (included in Exhibit 10.1)

4.2	Form of Call Option Agreement, by and between SVSE LLC and YA II PN, Ltd. (included in Exhibit 10.1)

10.1	Securities Purchase Agreement, dated December 30, 2024, by and between Sono Group N.V. and YA II PN, Ltd.

10.2	Exchange Agreement, dated December 30, 2024, by and between Sono Group N.V. and YA II PN, Ltd.

99.1	Sono Group N.V. pro forma condensed consolidated balance sheet and statement of income as of and for the nine months ended September 30, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.

By	/s/ George O’Leary
	Name:	George O’Leary
	Title:	Managing Director

Date: December 30, 2024